Exhibit 99.26(d)(25)

Accelerated Benefits Policy Rider Securian Life Insurance Company [400 Robert Street North • St. Paul, Minnesota 55101-2098]

Benefits received under this Accelerated Benefits Policy Rider may be taxable. An insured should seek assistance from a personal tax advisor prior to requesting an accelerated payment of death benefits.

General Information

This rider is subject to every term, condition, exclusion, limitation, and provision of the certificate unless otherwise expressly provided for herein.

What does this rider provide?

This rider provides for the accelerated payment of [either the full or a partial amount of an insured’s death benefit provided under your certificate. If an insured has a terminal condition as defined in this rider, you may request an accelerated payment of the applicable death benefit. An insured must give notice of claim while living and while his or her life insurance coverage is in force to be eligible for consideration of an accelerated benefit.]

What is a terminal condition?

A terminal condition is a condition caused by sickness or accident which directly results in a life expectancy of 24 months or less. We must be given medical evidence in substance and in form that satisfies us that the insured has a terminal condition. That evidence must include certification by a physician. For purposes of this rider, a physician is an individual who is licensed to practice medicine or treat illness in the state in which treatment is received. [The physician cannot be you or your spouse, children, parents, grandparents, grandchildren, brothers or sisters; or the spouse of any such individuals.]

Accelerated Benefit

Who may request an accelerated payment of the death benefit?

An insured employee may request an accelerated payment of the insurance on his or her life [or on the life of a spouse or dependent child insured under the group policy.]

When can an accelerated benefit be requested?

An accelerated benefit can be requested any time, provided the following conditions are met:

(1)         the insurance is in force and all premiums due are fully paid; and

(2)         [an insured has not assigned and is the sole owner of the certificate; and

(3)         the certificate does not have an irrevocable beneficiary.]

Is there a minimum or maximum death benefit eligible for an accelerated benefit?

Yes. The minimum death benefit to be eligible for an accelerated benefit under this rider is [$10,000.] The maximum death benefit that can be accelerated is [$1,000,000.]

[If the insurance for an insured is scheduled to reduce within 24 months after the date the request for an accelerated benefit is received by us, the maximum amount that can be accelerated is the amount of insurance that would be in effect after the reduction(s) scheduled for such period, but not more than $1,000,000.

If the insurance for an insured is scheduled to terminate within 24 months after the date the request for an accelerated benefit is received by us, no accelerated benefit will be payable for that insured.]

[Is a partial accelerated benefit available?

Yes. An insured employee may choose to accelerate only a portion of an insured’s death benefit, providing the remaining amount of insurance is at least $25,000. This is called a partial accelerated benefit.

An insured may reapply for the payment of the remaining amount of insurance at any time. However, the total amount of the death benefit for all accelerated benefit payments for an insured cannot exceed $1,000,000. We may ask for further evidence satisfactory to us as to both substance and form that the insured meets all requirements for the accelerated benefit.]

When will we pay an accelerated benefit?

We will pay an accelerated benefit upon receipt at our home office of written proof satisfactory to us to both substance and form that the insured meets the requirements herein.

The accelerated benefit will be paid in a single sum or by any other method agreeable to you and us.

To whom will we pay accelerated benefits?

We will pay the accelerated benefit to [the insured employee unless he or she validly assigns it otherwise.] If the insured employee dies before we issue payment of an accelerated benefit to the insured employee, we will pay the life insurance benefits to the life insurance beneficiary(s).

What is the effect on the insured’s coverage of the receipt of an accelerated benefit?

[If an insured employee elects to accelerate the full amount of an insured’s death benefit, the insured’s coverage and all other benefits under the policy and any certificate supplements for that insured will end. If it is the insured employee’s death benefit being accelerated, any dependent life insurance will terminate, though it may be converted to a policy of individual life insurance according to the conversion right section of the certificate.

If a partial amount of the death benefit for an insured is accelerated, insurance will remain in force, and the death benefit will be reduced by the amount of the death benefit that was accelerated. As a result, the following are reduced in the same proportion as the reduction in the death benefit if the insurance being accelerated is insurance on the life of a primary insured:

(1)         the face amount of insurance; and

(2)         the net cash value; and

(3)         the loan principal.]

Termination

When does an insured’s coverage under this rider terminate?

An insured’s accelerated benefits coverage terminates on the earliest of:

(1)         the date the insured is no longer insured for life insurance under the certificate; or

(2)         the date the accelerated benefits coverage is terminated for the policyholder’s plan; or

(3)         the date the group policy is terminated.

Additional Information

Is the request for an accelerated benefit voluntary?

Yes. An accelerated benefit will be made available on a voluntary basis only. An accelerated benefit under this rider is not intended to cause an involuntary reduction of the death benefit ultimately payable to the beneficiary. Therefore, an accelerated benefit is not available if an insured:

(1)         is required by law to use this option to meet the claims of creditors, whether in bankruptcy or otherwise; or

(2)         is required by a government agency to use this option in order to apply for, obtain, or keep a government benefit or entitlement.

Do we have the right to obtain independent medical verification?

Yes. Although the insured is responsible for submitting proof satisfactory to us that he or she meets the requirements for the accelerated benefit, we do retain the right to have an insured medically examined at our expense to verify the insured’s medical condition. We may do this as often as reasonably required while an accelerated benefit is being considered or paid. In the case of a difference of opinion, the the determination will rest with a third, mutually acceptable physician.

[/s/ Gary R. Christensen	/s/ Christopher M. Hilger
Secretary	President]